UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Syngenta AG

(Name of Subject Company (Issuer))

CNAC Saturn (NL) B.V.

an indirect wholly-owned subsidiary of

China National Chemical Corporation

(Names of Filing Persons (Offerors))

Common Shares, Nominal Value CHF 0.10

(Title of Class of Securities)

ISIN No. CH0011037469

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one-fifth of a Common Share)

(Title of Class of Securities)

87160A100

(CUSIP Number of Class of Securities)

Xiaobao Lu

China National Chemical Corporation

No. 62 Beisihuanxilu

Haidian District

Beijing, China 100080

Telephone: +86 (10) 82677996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Alan M. Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Christopher R. May, Esq. Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, Texas 77002 (713) 821-5650

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
U.S. $11,977,188,210	U.S. $1,206,103
*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 20,124,398, the number of common shares of Syngenta AG (“Common Shares”) estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) (such holders collectively, “U.S. Holders”) as of March 1, 2016, which represents the maximum number of Common Shares that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of U.S. $465 per Common Share and (ii) the product of (x) 28,164,980, the number of American Depositary Shares (“ADSs”) representing Common Shares outstanding as of the close of business on March 15, 2016, which represents the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of U.S. $93 per ADS. The number of ADSs outstanding is based on information provided by The Bank of New York Mellon, the depositary for the ADSs and the number of Common Shares estimated to be held by U.S. Holders is based on information provided by Syngenta AG.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: U.S. $1,206,103	Filing Party: China National Chemical Corporation and CNAC Saturn (NL) B.V.
Form or Registration No.: Schedule TO	Date Filed: March 23, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO (this “Amendment”) is filed by China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“ChemChina”), and CNAC Saturn (NL) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Amsterdam and registered with the trade register of the Chamber of Commerce under number 65434552 (“Purchaser”) and an indirect wholly-owned subsidiary of ChemChina, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2016 (together with any amendments and supplements thereto, the “Schedule TO”) by ChemChina and Purchaser and relates to the offer by Purchaser to purchase:

(i)	up to 100% of the publicly held registered shares (Namenaktien), with a nominal value of Swiss francs 0.10 per share, of Syngenta AG (“Syngenta”), a Swiss corporation (Aktiengesellschaft) (collectively the “Common Shares” and each a “Common Share”), that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended), and

(ii)	up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively the “ADSs” and each an “ADS”), each ADS representing one-fifth (1/5) of a Common Share, from all holders, wherever located, at a purchase price of U.S. $465 per Common Share and U.S. $93 per ADS, in each case, in cash, without interest, payable in U.S. dollars, less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of U.S. $0.05 per ADS for the cancellation of tendered ADSs) and subject to any dilutive effects that may be applicable (see “The U.S. Offer—Terms of the U.S. Offer—Material Terms—Consideration and Payment” of the U.S. Offer to Purchase (as defined below)), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated March 23, 2016 (together with any amendments and supplements thereto, the “U.S. Offer to Purchase”), and in the Common Share Acceptance Letter or ADS Letter of Transmittal, as applicable, accompanying the U.S. Offer to Purchase. This Amendment is being filed on behalf of ChemChina and Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and restated or supplemented, as applicable, as follows:

Items 1 through 9; Item 11.

Items 1 through 9 and Item 11 are hereby amended and restated or supplemented, as applicable, as follows:

1.	The section “Summary Term Sheet—Questions and Answers—Does Purchaser have the financial resources to make payment?” is hereby amended and restated in its entirety as follows:

Assuming that all outstanding Common Shares and ADSs of Syngenta are tendered into the Offers, the aggregate purchase price payable by Purchaser upon the consummation of the Offers would be approximately U.S. $43 billion, including related transaction fees, costs and expenses. ChemChina and Purchaser intend to finance the Offers with a combination of an equity commitment received pursuant to a subscription agreement entered into with Feng Xin Jian Da LP, as investor, and funds borrowed through credit facilities entered into with HSBC Bank plc, as facility agent, and China Citic Bank Corporation Limited, respectively. The Offers are not subject to a financing condition. See “The U.S. Offer—Source and Amount of Funds.”

2.	The sixth paragraph under the heading “TO ALL HOLDERS OF COMMON SHARES WHO ARE U.S. HOLDERS AND ALL HOLDERS OF AMERICAN DEPOSITARY SHARES REPRESENTING COMMON SHARES OF SYNGENTA AG: INTRODUCTION” is hereby amended and restated in its entirety as follows:

ChemChina and Purchaser intend to finance the Offers with a combination of an equity commitment received pursuant to a subscription agreement entered into with Feng Xin Jian Da LP, as investor, and funds borrowed through credit facilities entered into with HSBC Bank plc, as facility agent, and China Citic Bank Corporation Limited, respectively. The Offers are not subject to a financing condition.

3.	The last paragraph in Section 1 “Terms of the U.S. Offer” is hereby amended and restated in its entirety as follows:

The funds necessary for payment in respect of all outstanding Common Shares and ADSs that may be tendered into the Offers would be approximately U.S. $43 billion, including related transaction fees, costs and expenses. ChemChina and Purchaser intend to finance the Offers with a combination of an equity commitment received pursuant to a subscription agreement entered into with Feng Xin Jian Da LP, as investor, and funds borrowed through credit facilities entered into with HSBC Bank plc, as facility agent, and China Citic Bank Corporation Limited, respectively. The Offers are not subject to a financing condition. For a summary of the conditions and financing of the U.S. Offer see “The U.S. Offer—Conditions to the U.S. Offer” and “The U.S. Offer—Source and Amount of Funds.”

4.	The first paragraph in Section 11 “Source and Amount of Funds” is hereby amended and restated in its entirety as follows:

Assuming that all outstanding Common Shares and ADSs of Syngenta are tendered into the Offers, the aggregate purchase price payable by Purchaser upon the consummation of the Offers would be approximately U.S. $43 billion, including related transaction fees, costs and expenses. ChemChina and Purchaser intend to finance the Offers with a combination of funds contributed by an equity investor pursuant to the subscription agreement described below and funds borrowed through the credit facilities described below. The Offers are not subject to a financing condition.

5.	The following is hereby added immediately after the first paragraph in Section 11 “Source and Amount of Funds”:

Subscription Agreement

CNAC (HK) Holdings Company Limited, a wholly-owned direct subsidiary of CNAC, and CNAC (HK) Investment Company Limited, a wholly-owned direct subsidiary of CNAC (HK) Holdings Company Limited, entered into a subscription agreement (the “Subscription Agreement”), dated as of June 13, 2016, with Fen Xin Jian Da LP, a fund managed by CITIC Trust Co., Ltd., a subsidiary of CITIC Limited, which is listed on the Hong Kong Stock Exchange, as investor (hereinafter referred to as the “Investor”), pursuant to which CNAC (HK) Investment Company Limited will issue and sell to the Investor 5,000,000,000 convertible preference shares of CNAC (HK) Investment Company Limited for U.S. $1.00 per share, for an aggregate purchase price of U.S. $5,000,000,000 (the “Equity Commitment Amount”).

The obligation of the Investor to pay the Equity Commitment Amount is conditioned upon, among other things, the receipt of a certificate from CNAC (HK) Investment Company Limited certifying that the offer conditions described in “The U.S. Offer—Conditions to the U.S. Offer” have been satisfied or waived.

Notwithstanding the pending issuance and sale of convertible preference shares of CNAC (HK) Investment Company Limited pursuant to the Subscription Agreement, the Purchaser will remain a wholly-owned indirect subsidiary of ChemChina until such time as the transactions contemplated by the Subscription Agreement has been completed and will remain under the control of ChemChina following the drawdown of the funds in connection with the settlement of the Offers.

6.	The following sentence is hereby added to the end of the first paragraph in Section 11 “Source and Amount of Funds—Purchaser Facilities Agreement”:

Purchaser cancelled Purchaser Term Facility A in full, following entry into the Subscription Agreement. See “Source and Amount of Funds—Subscription Agreement.”

7.	The following sentence is hereby added to the end of the last paragraph in Section 11 “Source and Amount of Funds”:

Purchaser will use the Equity Commitment Amount contributed pursuant to the Subscription Agreement to replace funds that were available under Purchaser Term Facility A. As additional equity commitments are made, existing loan facilities pursuant to the Purchaser Facilities Agreement and/or the Citic Facility Agreement will be reduced in line with certainty of funds requirements under Swiss takeover law.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(xiii)   Press Release issued by China National Chemical Corporation, dated June 14, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2016

CHINA NATIONAL CHEMICAL CORPORATION

By:	/s/ Xiaobao Lu
	Name:	Xiaobao Lu
	Title:	Vice President

CNAC SATURN (NL) B.V.

By:	/s/ Hongbo Chen
	Name:	Hongbo Chen
	Title:	Director